Mutual Fund Series Trust

17605 Wright Street, Suite 2

Omaha, Nebraska 68130

July 9, 2014

VIA EDGAR

Public Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Funds Series Trust (File Nos. 333-132541, 811-21872) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Mutual Fund Series Trust (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 173 to the Trust’s Registration Statement filed pursuant to Rule 485(b) on behalf of the Catalyst Activist Investor Fund, Catalyst Insider Income Fund, Catalyst Absolute Total Return Fund, Catalyst/Stone Beach Income Opportunity Fund, and Catalyst/Groesbeck Aggressive Growth Fund (the “Funds”) on July 8, 2014 (accession number 0001162044-14-000737) (the “Amendment”).  The Trust has determined that the filing of the Amendment was made in error as the series and class identifiers for the Catalyst Absolute Total Return Fund were not included in the EDGAR transmission header.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to Tanya L. Goins, of Thompson Hine LLP, counsel to the Trust at (202) 973-2722.

Sincerely,

/s/Jennifer A. Bailey

Jennifer A. Bailey

Secretary, Mutual Funds Series Trust

cc: Amy Miller, Securities and Exchange Commission